Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-201464-01

June 2, 2016

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$600,000,000 4.125% Senior Notes due 2026

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement dated June 2, 2016 (the “Preliminary Prospectus Supplement”) of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and accompanying prospectus dated January 13, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP

Expected Ratings: (Moody’s / S&P / Fitch)*:	Baa3 (Negative) / BBB- (Negative) / BBB- (Stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	June 2, 2016

Settlement Date:	June 13, 2016 (T+7)

Maturity Date:	June 15, 2026

Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2016

Principal Amount:	$600,000,000

Public Offering Price:	99.328%

Benchmark:	1.625% due May 15, 2026

Benchmark Price / Yield:	98-11 / 1.808%

Spread to Benchmark:	+ 240 basis points

Yield to Maturity:	4.208%

Coupon:	4.125%

Optional Redemption:	Make-whole call at T + 40 basis points

CUSIP / ISIN:	11120V AC7 / US11120VAC72

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Jefferies LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:

Barclays Capital Inc.

Mitsubishi UFJ Securities (USA), Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Mizuho Securities USA Inc.

Regions Securities LLC

Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting Citigroup Global Markets Inc. by mail at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling (800) 831-9146 or by emailing prospectus@citi.com; by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, by mail at Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, by calling (800) 294-1322 or by emailing dg.prospectus_requests@baml.com; or by contacting Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, by telephone at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.